EXHIBIT 12.1

BankUnited Financial Corporation

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the years ended September 30,
	2006	2005	2004	2003	2002
Fixed charges (excluding interest on deposits)
Interest on Borrowings	263,096	170,098	116,975	116,289	111,959
Rent 33%	4,317	3,845	2,625	1,936	1,635

Total Fixed Charges	267,413	173,943	119,600	118,225	113,594

Income (loss) before income taxes and extraordinary items	125,543	37,915	73,863	55,671	47,706

Earnings	392,956	211,858	193,463	173,896	161,001

Total fixed charges	267,413	173,943	119,600	118,225	113,594
Preferred stock dividends on a pretax basis	728	663	583	494	418

Combined fixed charges and preferred stock dividends	268,141	174,606	120,183	118,719	114,012

Ratio of earnings to combined fixed charges and preferred stock dividends	1.47:1	1.21:1	1.61:1	1.46:1	1.41:1

Fixed charges including interest on deposits)
Interest on deposits	199,970	98,313	71,928	82,559	105,212
Interest on borrowings	263,096	170,098	116,975	116,289	111,959
Rent (33%)	4,317	3,845	2,625	1,936	1,635

Total fixed charges	467,383	272,256	191,528	200,784	218,806

Income before income taxes and extraordinary items	125,543	37,915	73,863	55,671	47,706

Earnings	592,926	310,171	265,391	256,455	266,512

Total fixed charges	467,383	272,256	191,528	200,784	218,806
Preferred stock dividends on a pretax basis	728	663	583	494	418

Combined fixed charges and preferred stock dividends	468,111	272,919	192,111	201,278	219,224

Ratio earnings to combined fixed charges (incl interest on deposits) and preferred stock dividends	1.27:1	1.14:1	1.38:1	1.27:1	1.22:1